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RECD S.E.C.
MAR 26 2003
1086

WRITER'S DIRECT LINE

202 682-7296

March 26, 2003


03050438

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

5/12

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: PATRICK KENNEDY
TELEPHONE 353 1 605 1003
FAX 353 1 605 1103

GREENCORE GROUP PLC ("GREENCORE") PRE-CLOSE PERIOD UPDATE

In accordance with its usual practice, Greencore will be meeting with stockbrokers' analysts before entering its close period for the six months ending 28 March, 2003. This statement is issued in advance of those meetings. It follows the update provided in the Chairman's Statement at the Annual General Meeting on 6 February, 2003.

Overall trading remains in line with expectations at the beginning of the financial year. The Group has experienced further good growth in profitability from continuing operations in the first half of the financial year, and whilst earnings per share growth in the first half will be impacted by the significant level of profits derived from discontinued activities in the comparative period, the Group remains on course to deliver full year earnings per share in line with consensus analyst forecasts.

PATRICK KENNEDY
CHIEF FINANCIAL OFFICER

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

25 March, 2003.